Stark Naked Bobbers

May 22, 2014

Ms. Susan Block

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Stark Naked Bobbers

Registration Statement on Form S-1

Filed May 1, 2014

File No. 333-192468

Dear Ms. Block:

Stark Naked Bobbers’ submits this letter to you in response to your letter of May 19, 2014, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Summary Information and Risk Factors, page 3

General Information about the Company, page 3

1.

We note your response to our prior comment 1.  Please disclose the resources you intend to employ to prepare your Exchange Act reports and maintain your accounting records for the purpose of preparing these reports.  For example, disclose if you intend to hire staff experienced in maintaining records for the purpose of preparing financial statements pursuant to Exchange Act requirements and that will also prepare these reports, and if not, how you plan to accomplish these activities.  In connection with this, please take note of Rule 2-01 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have included a statement that “These activities will be done by independent third party contractors.”  We have included this statement in the Risk Factors section.

COMMENT:

2.

Please note that the implied aggregate price of your common stock in the third paragraph should be based on the total number of shares expected to be outstanding after the offering (that is, 13,000,000) and not just the shares to be issued in the offering.  Also, it appears the offering price here should be $0.01 based on disclosure elsewhere in the filing instead of $0.001.  Please revise as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have clarified the paragraph and stated the implied aggregate price based on the number of shares expected to be outstanding after the offering.

The paragraph now reads as follows below:

“The Company is offering of 3,000,000 shares of common stock at an offering price of $0.01.    As of unaudited audit date January 31, 2014 our stockholders’ equity is ($1,591).  Upon placement of the entire offering there will be 13,000,000 shares outstanding and the implied aggregate price of our common stock will be $0.0017.”

COMMENT:

3.

We note your response to our prior comment 5.  When you first refer to the “raise” on page 4, please clarify you are referring to the money you hope to raise through this stock offering or advise.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have clarified the reference to the “raise” on page 4.  The sentence now reads as follows: “The money we hope to raise through this stock offering has been budgeted to promote our business through internet marketing, attending specialty events, radio advertising, and various print media to become a fully reporting company.”

COMMENT:

Dilution, page 15

4.

Please present dilution only as of the date of the mist recent balance sheet presented in the filing, which is January 31, 2014.  Accordingly, remove the dilution presented as of October 31, 2013.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the dilution presented as of October 31, 2013.

COMMENT:

Information with Respect to the Registrant, page 19

Product Development, page 20

5.

We note your response to our prior comment 11.  If you are only going to offer custom bobber kits for certain models of the manufacturers you list, please revise to make that clear and reference for which models, for each manufacturer, for which you are going to offer customized seats, handle bars, lights, and fenders, to the extent practicable.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included the models of the manufacturers we offer bobber kits.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Teresa Stark

Teresa Stark

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